

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 9, 2017

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

    Re: **Gold Lakes Corp.**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed January 27, 2017
             File No. 333-210675
             Form 10-K for Fiscal Year Ended July 31, 2016
             File No. 000-52814

Dear Mr. Vallos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2017 letter.

General

1. We note that your stock is now trading on the OTC Pink marketplace. Please note that this is not considered a market for purposes of selling at market prices. Please revise the disclosure to reflect that the selling shareholders will sell at a fixed price until your stock is traded on the OTCQX or QB.

Executive Compensation, page 49

2. Please reconcile the summary compensation table, which reflects $31,000 in payments, with the disclosure following the table which reflects an annual fee of $36,000. Please

explain why this amount is included in all other compensation rather than salary, given the language set forth in the employment agreement, which refers to this as an annual base salary, not consulting fee.

<u>Security Ownership of Certain Beneficial Owners and Management, page 51</u>

3. We note the issuance of preferred stock to Flex Mining Ltd. that votes with the common stock. Please revise the beneficial ownership table to reflect the amount and percentage of the voting class held by Flex Mining including this preferred stock as required by Item 403 of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
         Greenberg Traurig, LLP